Exhibit 99.5

AERCAP HOLDINGS N.V.
2014 EQUITY INCENTIVE PLAN

ARTICLE 1

EFFECTIVE DATE AND PURPOSE

1.1.           Effective Date.  The Plan shall be known as the “AerCap Holdings N.V. 2014 Equity Incentive Plan” and shall be effective as of the later of the date of (a) its adoption by the Board (as defined below) and approval by the shareholders of AerCap Holdings N.V. (the “Company”) and (b) the completion of the purchase by the Company and its Subsidiaries (as defined below) of all issued and outstanding common shares of International Lease Finance Corporation as contemplated by the Share Purchase Agreement, dated December 16, 2013 (the “Effective Date”).

1.2.           Purpose of the Plan.  The purpose of the Plan is to further and promote the interests of the Company, its Subsidiaries and its shareholders by enabling the Company and its Subsidiaries to attract, retain and motivate directors, employees, consultants and advisors or those who will become directors, employees, consultants or advisors to the Company or its Subsidiaries, and to align the interests of those individuals and the Company’s shareholders.  The Plan is intended to permit the grant of Awards that constitute Incentive Stock Options, Non-Qualified Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units or Other Stock Awards.  This Plan is intended to replace the AerCap Holdings N.V. 2006 Equity Incentive Plan (the “Prior Plan”), which Prior Plan shall be automatically frozen on the Effective Date, and no future awards shall be granted pursuant to the Prior Plan.  Notwithstanding the foregoing, any awards granted under the Prior Plan shall remain in effect pursuant to their terms, and any applicable terms, conditions and provisions of the Prior Plan shall continue to govern such awards.

ARTICLE 2

DEFINITIONS

The following words and phrases shall have the following meanings unless a different meaning is plainly required by the context:

“Affiliate” means any corporation or any other entity (including, but not limited to, partnerships and joint ventures) controlled by, in control of, or under common control with, the Company.

“Award” means, individually or collectively, a grant under the Plan of Incentive Stock Options, Non-Qualified Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units or Other Stock Awards.

“Award Agreement” means the written agreement setting forth the terms and conditions applicable to an Award.

“Base Price” means the price at which a SAR may be exercised with respect to a Share.

“Board” means the Company’s Board of Directors, as constituted from time to time.

“Cause” shall have the meaning set forth in any Award Agreement, or any employment, consulting or service agreement between the Company and the Participant, provided that if there is no such agreement or “cause” is not defined therein, it shall mean (a) the Committee in its sole discretion, has reason to believe that the Participant has committed a felony, (b) acts of dishonesty by the Participant resulting or intending to result in personal gain or enrichment at the expense of the Company, its Subsidiaries or Affiliates, (c) conduct by the Participant in connection with his services rendered to the Company, its Subsidiaries and Affiliates that is fraudulent, unlawful or negligent, or (d) misconduct by the Participant which seriously discredits or damages the Company, its Subsidiaries or Affiliates;

“Change in Control” of the Company means:

a.           the ownership, after the date of the Plan, by any “person or group” (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) or beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of more than 50% of either (i) the Company’s outstanding Ordinary Shares, or (ii) the combined voting power of the voting securities of the Company entitled to vote generally in the election of directors (the “Voting Securities”);  provided, however, that the following majority ownerships shall not constitute a Change in Control: (A) majority ownership by any Current Investor, (B) majority ownership by any employee benefit plan (or related trust) sponsored or maintained by the Company or any Subsidiary, (C) majority ownership by any underwriter in connection with any firm commitment underwriting of securities to be issued by the Company, or (D) majority ownership by any corporation if, immediately following the acquisition leading to such majority ownership, more than 70% of the then outstanding ordinary shares of such corporation and the combined voting power of the then outstanding voting securities of such corporation (entitled to vote generally in the election of directors), is beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who, immediately prior to such acquisition, were the beneficial owners of the Ordinary Shares and the Voting Securities in substantially the same proportions, respectively, as their ownership, immediately prior to such acquisition, of the Ordinary Shares and Voting Securities;

b.          the consummation of (i) a merger, consolidation or reorganization involving the Company, unless the shareholders of the Company immediately before such merger, consolidation or reorganization own, directly or indirectly immediately following such merger, consolidation or reorganization, at least fifty percent (50%) of the combined voting power of the voting securities of the surviving corporation entitled to vote generally in the election of directors in substantially the same proportion as their ownership immediately before such merger, consolidation or reorganization, (ii) a complete liquidation or dissolution of the Company, or (iii) a sale or transfer of all or substantially all of the assets of the Company; or

c.          during any twenty-four (24) month period, the members of the Board at the beginning of such period (and any new members approved by a majority of the then-current members) cease to constitute at least a majority of the Board, by reason of an actual or threatened election contest with respect to directors or other actual or threatened solicitation of proxies or consents.

“Code” means the Internal Revenue Code of 1986, as amended.  Reference to a specific section of the Code or regulation thereunder shall include such section or regulation, any valid regulation or other guidance promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

“Committee” means the committee of the Board described in Article 3.

“Company” means AerCap Holdings N.V.

“Current Investors” means (i) Waha AC Cooperatief UA or other funds or investment vehicles affiliated with Waha Capital PJSC and their Affiliates (but excluding, however, any of their portfolio companies) and (ii) American International Group, Inc. and AIG Capital Corporation and their Affiliates.

“Employee” means an employee of the Company, a Subsidiary, or an Affiliate designated by the Board or the Committee.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.  Reference to a specific section of the Exchange Act or regulation thereunder shall include such section or regulation, any valid regulation or interpretation promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

“Exercise Price” means the price at which a Share subject to an Option may be purchased upon the exercise of the Option.

“Fair Market Value” means, except as otherwise specified in a particular Award Agreement, (a) while the Shares are traded on an established national or regional securities exchange, the closing transaction price of such a Share as reported by the principal exchange on which such Shares are traded on the date as of which such value is being determined or, if there were no reported transaction for such date, on the next preceding date for which a transaction was reported, (b) if the Shares are not traded on an established national or regional securities exchange, the average of the bid and ask prices for such a Share as reported by NASDAQ or a successor quotation system, or (c) if Fair Market Value cannot be determined under clause (a) or clause (b) above, or if the Committee determines in its sole discretion that the Shares are too thinly traded for Fair Market Value to be determined pursuant to clause (a) or clause (b), the value as determined by the Committee, in its sole discretion, provided, however, that to the extent necessary, the value shall be determined in a manner consistent with Section 409A of the Code and Treasury Regulation 1.409A-1(b)(5)(iv), as well as any successor regulation or interpretation.

“Grant Date” means the date that the Award is granted.

“Immediate Family” means the Participant’s children, stepchildren, grandchildren, parents, stepparents, grandparents, spouse, siblings (including half-brothers and half-sisters), in-laws, and all such relationships arising because of legal adoption.

“Incentive Stock Option” means an Option that is designated as an Incentive Stock Option and is intended by the Committee to meet the requirements of Section 422 of the Code.

“Independent Contractor” means a person, including, without limitation, a consultant, engaged by the Company for a specific task, study or project who is not an Employee or Member of the Board.

“Member of the Board” means an individual who is a member of the Board or of the board of directors of a Subsidiary or an Affiliate.

“Non-Qualified Stock Option” means an Option that is not an Incentive Stock Option.

“Option” means an option to purchase Shares granted pursuant to Article 5.

“Ordinary Shares” means the Company’s Ordinary Shares, € 0.01 par value per share.

“Other Stock Award” means an Award granted pursuant to Article 9 to receive Shares on the terms specified in any applicable Award Agreement.

     “Participant” means an Employee, Independent Contractor or Member of the Board (including a prospective Employee, Independent Contractor or Member of the Board) who is eligible for an Award under Section 11.2 and who is selected by the Committee to receive an Award under the Plan, or who receives a substitute award pursuant to Section 11.14.

“Performance-Based” means all or any portion of an Award is subject to vesting pursuant to Article 10.

“Performance Criteria” means the criteria that the Committee selects for purposes of establishing the Performance Goal or Performance Goals for a Participant for a Performance Period.  The Performance Criteria that will be used to establish Performance Goals may include any of the following: net earnings (either before or after interest, taxes, depreciation and amortization), economic value-added (as determined by the Committee), sales or revenue, net income (either before or after taxes), operating earnings, cash flow (including, but not limited to, operating cash flow and free cash flow), cash flow return on capital, return on net assets, return on shareholders’ equity, return on assets, return on capital, shareholder returns, return on sales, gross or net profit margin, productivity, expense, margins, operating efficiency, customer satisfaction, working capital, earnings per share, price per share of Stock, market share, individual performance by a Participant, and, in the discretion of the Committee, any other factors or criteria, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group.

“Performance Goals” means, for a Performance Period, the goals established by the Committee for the Performance Period based upon the Performance Criteria.  Depending on the Performance Criteria used to establish such Performance Goals, the Performance Goals may be expressed in terms of overall Company performance or the performance of a division, business unit, or an individual.  The Committee shall establish Performance Goals for each Performance Period prior to, or as soon as practicable after, the commencement of such Performance Period.  The Committee, in its discretion, may adjust or modify the calculation of Performance Goals for such Performance Period in order to prevent the dilution or enlargement of the rights of Participants (a) in the event of, or in anticipation of, any unusual or extraordinary corporate item, transaction, event, or development, or (b) in recognition of, or in anticipation of, any other unusual or nonrecurring events affecting the Company, or the financial statements of the Company, or in response to, or in anticipation of, changes in applicable laws, regulations, accounting principles, or business conditions.

“Performance Period” means the designated period during which the Performance Goals must be satisfied with respect to the Award to which the Performance Goals relate.

“Period of Restriction” means the period during which Restricted Stock, a Restricted Stock Unit or, if applicable, an Award granted pursuant to Article 9 is subject to forfeiture and/or restrictions on transferability.

“Plan” means this AerCap Holdings N.V. 2014 Equity Incentive Plan, as set forth in this instrument and as hereafter amended from time to time.

“Restricted Stock Award” means an Award of Restricted Stock pursuant to Article 6.

“Restricted Stock” means an Award granted pursuant to Article 6 under which the Shares are subject to forfeiture upon such terms and conditions as specified in the relevant Award Agreement.

“Restricted Stock Unit Award” or “RSU Award” means an Award of Restricted Stock Units pursuant to Article 7.

“Restricted Stock Unit” or “RSU” means an Award granted pursuant to Article 7 subject to a period or periods of time after which the Participant will receive Shares if the conditions contained in the relevant Award Agreement have been met.

“Service” means a Participant’s service as an Employee, Independent Contractor or other personal service provider of the Company or any of its Subsidiaries, as applicable.

“Share” means a share of the Company’s Ordinary Shares or any security issued by the Company, any successor or any other entity in exchange or in substitution therefor.

“Stock Appreciation Right” or “SAR” means an Award granted pursuant to Article 8, granted alone or in tandem with a related Option which is designated by the Committee as an SAR.

“Subsidiary(ies)” means any corporation (other than the Company) in an unbroken chain of corporations, including and beginning with the Company, if each of such corporations, other than the last corporation in the unbroken chain, owns, directly or indirectly, more than fifty percent (50%) of the voting stock in one of the other corporations in such chain.

“Ten Percent Holder” means an Employee (together with persons whose stock ownership is attributed to the Employee pursuant to Section 424(d) of the Code) who, at the time an Option is granted, owns stock representing more than ten percent of the voting power of all classes of stock in the Company.

ARTICLE 3

ADMINISTRATION

3.1.           The Committee.  The Plan shall be administered by the Compensation Committee of the Board.  It is intended that each member of the Committee shall qualify as “independent director” under the applicable rules of any national securities exchange or national securities association and under Netherlands law.  If it is later determined that one or more members of the Committee do not so qualify, actions taken by the Committee prior to such determination shall be valid despite such failure to qualify.

Reference to the Committee shall refer to the Board if the Compensation Committee ceases to exist and the Board does not appoint a successor Committee.

3.2.           Authority and Action of the Committee.  It shall be the duty of the Committee to administer the Plan in accordance with the Plan’s provisions.  The Committee shall have all powers and discretion necessary or appropriate to administer the Plan and to control its operation, including, but not limited to, the power to (a) determine which Employees, Independent Contractors and Members of the Board shall be eligible to receive Awards, (b) to grant Awards, (c) prescribe the form, amount, timing and other terms and conditions of each Award, (d) interpret the Plan and the Award Agreements, (e) adopt such procedures as it deems necessary or appropriate to permit participation in the Plan by eligible Employees, Independent Contractors and Members of the Board, (f) adopt such rules as it deems necessary or appropriate for the administration, interpretation and application of the Plan, (g) interpret, amend or revoke any such procedures or rules, (h) correct any technical defect(s) or technical omission(s), or reconcile any technical inconsistency(ies), in the Plan and/or any Award Agreement, (i) accelerate the vesting or payment of any Award, (j) extend the period during which an Option may be exercisable, and (k) make all other decisions and determinations that may be required pursuant to the Plan and/or any Award Agreement or as the Committee deems necessary or advisable to administer the Plan.

The acts of the Committee shall be either (a) acts of a majority of the members of the Committee present at any meeting at which a quorum is present or (b) acts approved in writing by all of the members of the Committee without a meeting.  A majority of the Committee shall constitute a quorum.  The Committee’s determinations under the Plan need not be uniform and may be made selectively among Participants, whether or not such Participants are similarly situated.  Each member of the Committee is entitled to, in good faith, rely or act upon any report or other information furnished to that member by any Employee of the Company or any of its Subsidiaries or Affiliates, the Company’s independent certified public accountants or any executive compensation consultant or other professional retained by the Committee or the Company to assist in the administration of the Plan.

The Company shall effect the granting of Awards under the Plan, in accordance with the determinations made by the Committee, by execution of Award Agreements or other written agreements and/or other instruments in such form as is approved by the Committee.

3.3.           Delegation by the Committee.  The Committee in its sole discretion and on such terms and conditions as it may provide may delegate all or any part of its authority and powers under the Plan to one or more Members of the Board and/or officers of the Company.

3.4.           Decisions Binding.  All determinations, decisions and interpretations of the Committee, the Board, and any delegate of the Committee pursuant to the provisions of the Plan or any Award Agreement shall be final, conclusive, and binding on all persons, and shall be given the maximum deference permitted by law.

3.5.           Awards to Non-employee Directors.  Notwithstanding anything to the contrary contained herein, the Board may, in its sole discretion, at any time and from time to time, grant Awards to Members of the Board who are not Employees or administer the Plan with respect to such Awards.  In any such case, the Board shall have all the authority and responsibility granted to the Committee herein.

ARTICLE 4

SHARES SUBJECT TO THE PLAN

4.1.           Number of Shares.  Subject to adjustment as provided in Section 11.14, the maximum aggregate number of Shares available for grants of Awards under the Plan shall be 4,500,000 (four million five hundred thousand) (the “Plan Share Limit”).  For the avoidance of doubt, Shares awarded under the Plan may be either authorized but unissued Shares, authorized and issued Shares reacquired (including Shares reacquired under any of the Prior Plans) and held as treasury Shares or a combination thereof.  The following shall not reduce the Plan Share Limit: (a) Awards that are required to be settled in cash, (b) the payment of dividends or other distributions in Shares in conjunction with outstanding Awards or (c) to the extent permitted by applicable law or exchange rules, Shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by the Company or any Subsidiary or Affiliate.  Furthermore, for purposes of clarity, the Plan Share Limit shall not include any of the Shares available for grant pursuant to the Prior Plan, including, but not limited to, those Shares delivered or to be delivered pursuant to awards granted under the Prior Plan and any Shares that remain available for grants under the Prior Plan immediately prior to the Effective Date.

4.2.           Lapsed Awards.  To the extent that Shares subject to an outstanding Option (except to the extent Shares are issued or delivered by the Company in connection with the exercise of a tandem SAR (i.e., a SAR granted in tandem with an Option)), Restricted Stock Unit or other Award are not issued or delivered by reason of the withholding of Shares otherwise deliverable to a Participant to settle such Participant’s obligations with respect to Base Price, Exercise Price or any taxes or the expiration, cancellation, forfeiture or other termination of such Award, then such Shares shall again be available under this Plan.

ARTICLE 5

STOCK OPTIONS

5.1.           Grant of Options.  Subject to the provisions of the Plan, Options may be granted to Participants at such times, and subject to such terms and conditions, as determined by the Committee in its sole discretion.  An Award of Options may include Incentive Stock Options, Non-Qualified Stock Options or a combination thereof; provided, however, that an Incentive Stock Option may only be granted to an Employee of the Company or a Subsidiary and no Incentive Stock Option shall be granted more than ten years after the earlier of (a) the date this Plan is adopted by the Board or (b) the date this Plan is approved by the Company’s shareholders; provided further that to the extent necessary, Options granted under the Plan are intended to comply with the requirements for exemption under Section 409A of the Code.

5.2.           Award Agreement.  Each Option shall be evidenced by an Award Agreement that shall specify the Exercise Price, the expiration date of the Option, the number of Shares to which the Option pertains, any conditions to the exercise of all or a portion of the Option, and such other terms and conditions as the Committee, in its discretion, shall determine.  The Award Agreement pertaining to an Option shall designate such Option as an Incentive Stock Option or a Non-Qualified Stock Option.  Notwithstanding such designation, to the extent that the aggregate Fair Market Value (determined as of the Grant Date) of Shares with respect to which Options designated as Incentive Stock Options are exercisable for the first time by a Participant during any calendar year (under this Plan or any other plan of the Company, or any parent or subsidiary as defined in Section 424 of the Code) exceeds $100,000, such Options shall constitute Non-Qualified Stock Options.  For purposes of the preceding sentence, Incentive Stock Options shall be taken into account in the order in which they are granted.

5.3.           Exercise Price.  Subject to the other provisions of this Section, the Exercise Price with respect to Shares subject to an Option shall be determined by the Committee in its sole discretion; provided, however, that the Exercise Price with respect to an Incentive Stock Option shall not be less than one hundred percent (100%) of the Fair Market Value of a Share on the Grant Date and the Exercise Price with respect to an Incentive Stock Option granted to a Ten Percent Holder shall not be less than one hundred-ten percent (110%) of the Fair Market Value of a Share on the Grant Date.

5.4.           Expiration Dates.  Each Option shall terminate not later than the expiration date specified in the Award Agreement pertaining to such Option; provided, however, that the expiration date with respect to an Option shall not be later than the tenth anniversary of its Grant Date and the expiration date with respect to an Incentive Stock Option granted to a Ten Percent Holder shall not be later than the fifth anniversary of its Grant Date.

5.5.           Exercisability of Options.  Subject to Section 5.4, Options granted under the Plan shall be exercisable at such times, and shall be subject to such restrictions and conditions, as the Committee shall determine in its sole discretion; provided, however, any Incentive Stock Option Awards made prior to approval of the Plan by the shareholders of the Company in accordance with Section 422 of the Code shall not vest or become exercisable, as applicable, prior to the time when the Plan is so approved.  The exercise of an Option is contingent upon payment by the Optionee of the amount sufficient to pay all taxes required to be withheld by any governmental agency.  Such payment may be in any form approved by the Committee.

5.6.           Method of Exercise.  Options shall be exercised by the Participant’s delivery of a written notice of exercise to the Chief Legal Officer of the Company (or his or her designee) or such other person as may be designated from time to time by the Committee, setting forth the number of Shares with respect to which the Option is to be exercised, accompanied by full payment of the Exercise Price with respect to each such Share and an amount sufficient to pay all taxes required to be withheld by any governmental agency.  The Exercise Price shall be payable to the Company in full in cash or its equivalent.  The Committee, in its sole discretion, also may permit exercise (a) by tendering previously acquired Shares which have been held by the Optionee for at least six months having an aggregate Fair Market Value at the time of exercise equal to the aggregate Exercise Price of the Shares with respect to which the Option is to be exercised, or (b) by any other means which the Committee, in its sole discretion, determines to both provide legal consideration for the Shares, and to be consistent with the purposes of the Plan.  As soon as practicable after receipt of a written notification of exercise and full payment for the Shares with respect to which the Option is exercised, the Company shall deliver to the Participant Share certificates (which may be in book entry form) for such Shares with respect to which the Option is exercised.

5.7.           Restrictions on Option/Share Transferability.  Incentive Stock Options are not transferable, except by will or the laws of descent.  The Committee may impose such additional restrictions on any Shares acquired pursuant to the exercise of an Option as it may deem advisable, including, but not limited to, restrictions related to applicable federal securities laws, the requirements of any national securities exchange or system upon which Shares are then listed or traded, or any blue sky or state securities laws.

ARTICLE 6

RESTRICTED STOCK AWARDS

6.1.           Grant of Restricted Stock Awards.  Subject to the provisions of the Plan, Restricted Stock Awards may be granted to such Participants at such times, and subject to such terms and conditions, as determined by the Committee in its sole discretion.

6.2.           Restricted Stock Award Agreement.  Each Restricted Stock Award shall be evidenced by an Award Agreement that shall specify the number of Shares with respect to which such Restricted Stock Award is granted, the price, if any, to be paid for the Shares and the Period of Restriction applicable to a Restricted Stock Award and such other terms and conditions as the Committee, in its sole discretion, shall determine.

6.3.           Transferability/Share Certificates.  Shares subject to a Restricted Stock Award may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated during a Period of Restriction.  During the Period of Restriction, a Restricted Stock Award may be registered in the holder’s name or a nominee’s name at the discretion of the Company and may bear a legend as described in Section 6.4.2.  Unless the Committee determines otherwise, Shares of Restricted Stock shall be held by the Company as escrow agent during the applicable Period of Restriction, together with stock powers or other instruments of assignment (including a power of attorney), each endorsed in blank with a guarantee of signature if deemed necessary or appropriate by the Company, which would permit transfer to the Company of all or a portion of the Shares subject to the Restricted Stock Award in the event such Award is forfeited in whole or part.

6.4.           Other Restrictions.  The Committee, in its sole discretion, may impose such other restrictions on Shares subject to a Restricted Stock Award as it may deem advisable or appropriate.

6.4.1.           General Restrictions.  The Committee may impose restrictions based upon applicable federal or state securities laws, or any other basis determined by the Committee in its discretion.

6.4.2.           Legend on Certificates.  The Committee, in its sole discretion, may legend the certificates representing Restricted Stock during the Period of Restriction to give appropriate notice of such restrictions.  For example, the Committee may determine that some or all certificates representing Shares of Restricted Stock shall bear the following legend: “The sale or other transfer of the Ordinary Shares represented by this certificate, whether voluntary, involuntary, or by operation of law, is subject to certain restrictions on transfer as set forth in the AerCap Holdings N.V. 2014 Equity Incentive Plan (the “Plan”), and in a Restricted Stock Agreement (as defined by the Plan).  A copy of the Plan and such Restricted Stock Agreement may be obtained from the Chief Financial Officer of AerCap Holdings N.V.”

6.5.           Removal of Restrictions.  Shares of Restricted Stock covered by a Restricted Stock Award made under the Plan shall be released from escrow as soon as practicable after the termination of the Period of Restriction and, subject to the Company’s right to require payment of any taxes, a certificate or certificates evidencing ownership of the requisite number of Shares shall be delivered to the Participant.

6.6.           Voting Rights.  During the Period of Restriction, Participants holding Shares of Restricted Stock granted hereunder may exercise full voting rights with respect to those Shares, unless otherwise provided in the Award Agreement.

6.7.           Dividends and Other Distributions.  During the Period of Restriction and unless otherwise provided in the Award Agreement, dividends and other distributions paid with respect to Shares of Restricted Stock shall be deposited with the Company and shall be subject to the same restrictions on transferability and forfeitability as the Shares of Restricted Stock with respect to which they were paid.

ARTICLE 7

RESTRICTED STOCK UNIT AWARDS

7.1.           Grant of Restricted Stock Units.  Subject to the provisions of the Plan, Restricted Stock Unit Awards may be granted to such Participants at such times, and subject to such terms and conditions, as determined by the Committee in its sole discretion.

7.2.           Value.  The value of each Restricted Stock Unit is equal to the Fair Market Value of one Ordinary Share on the applicable date or time period on which the Restricted Stock Unit Award was granted, as specified by the Committee.

7.3.           Restricted Stock Unit Award Agreement.  Each Restricted Stock Unit Award shall be evidenced by an Award Agreement that shall specify the number of Restricted Stock Units with respect to which such Restricted Stock Unit Award is granted, the Period of Restriction, if any, the form of payment, the terms of a dividend equivalent right granted together with the Restricted Stock Units, if any, and such other terms and conditions as the Committee, in its sole discretion, shall determine.

7.3.           Vesting of Restricted Stock Units.  At the time a Restricted Stock Unit Award is made, the Committee shall, in its discretion, determine any vesting requirements with respect to Restricted Stock Units, which shall be set forth in the Award Agreement.  The requirements for vesting of a Restricted Stock Unit may be based on the continued Service of the Participant, on the attainment of specified Performance Goals or on such other terms and conditions as approved by the Committee in its discretion.  Until such vesting requirements with respect to a Restricted Stock Unit, if any, have been fulfilled, the Restricted Stock Unit will be subject to a Period of Restriction, during which such Restricted Stock Unit may not be sold, assigned, transferred, pledged or otherwise encumbered during a Period of Restriction except as provided in the Plan or as may be provided in the applicable Award Agreement; provided, however, that the Committee may, in its discretion, determine that Restricted Stock Units may be transferred by the Participant for no consideration.

7.4.           Payment of Restricted Stock Units.  Restricted Stock Units shall become payable to a Participant at the time or times determined by the Committee and set forth in the Award Agreement, which may be upon or following the vesting of the Award.  Payment of a Restricted Stock Unit may be made, as approved by the Committee and set forth in the Award Agreement, in cash or in Ordinary Shares, or in a combination thereof, subject to applicable tax withholding requirements.  Any cash payment of a Restricted Stock Unit shall be made based upon the Fair Market Value of an Ordinary Share, determined on such date or over such time period as determined by the Committee in its discretion.

7.5.           Dividend Equivalent Rights.  Restricted Stock Units may be granted together with a dividend equivalent right with respect to the Ordinary Shares subject to the Award, which may be accumulated and may be deemed reinvested in additional Restricted Stock Units or may be accumulated in cash, as determined by the Committee in its discretion, and will be paid at the time the underlying Restricted Stock Unit is payable.  Dividend equivalent rights shall be subject to forfeiture under the same conditions as apply to the underlying Restricted Stock Units.

7.6.           No Rights as Shareholder.  The Participant shall not have any rights as a shareholder with respect to the shares subject to a Restricted Stock Unit until such time as Ordinary Shares are delivered to the Participant pursuant to the terms of the Award Agreement.

ARTICLE 8

STOCK APPRECIATION RIGHTS

8.1.           Grant of SARs.  Subject to the provisions of the Plan, SARs may be granted to such Participants at such times, and subject to such terms and conditions, as shall be determined by the Committee in its sole discretion; provided, however, that any tandem SAR related to an Incentive Stock Option shall be granted at the same time that such Incentive Stock Option is granted.

8.2.           Base Price and Other Terms.  The Committee, subject to the provisions of the Plan, shall have complete discretion to determine the terms and conditions of SARs granted under the Plan.  Without limiting the foregoing, the Base Price with respect to Shares subject to a tandem SAR shall be the same as the Exercise Price with respect to the Shares subject to the related Option.

8.3.           SAR Agreement.  Each SAR grant shall be evidenced by an Award Agreement that shall specify the Base Price, the term of the SAR, the conditions of exercise, and such other terms and conditions as the Committee, in its sole discretion, shall determine.

8.4.           Expiration Dates.  Each SAR shall terminate no later than the tenth anniversary of its Grant Date; provided, however, that the expiration date with respect to a tandem SAR shall not be later than the expiration date of the related Option.

8.5.           Payment of SAR Amount.  Unless otherwise specified in the Award Agreement pertaining to a SAR, a SAR may be exercised (a) by the Participant’s delivery of a written notice of exercise to the Chief Legal Officer of the Company (or his or her designee) or such other person as may be designated from time to time by the Committee setting forth the number of whole SARs which are being exercised, (b) in the case of a tandem SAR, by surrendering to the Company any Options which are cancelled by reason of the exercise of such SAR or (c) by executing such documents as the Company may reasonably request.  Except as otherwise provided in the relevant Award Agreement, upon exercise of a SAR, the Participant shall be entitled to receive payment from the Company in an amount determined by multiplying: (i) the amount by which the Fair Market Value of a Share on the date of exercise exceeds the Base Price specified in the Award Agreement pertaining to such SAR; by (ii) the number of Shares with respect to which the SAR is exercised.  The exercise of SAR is contingent upon payment by the Participant of the amount sufficient to pay all taxes required to be withheld by any governmental agency.  Such payment may be in any form approved by the Committee.

8.6.           Payment Upon Exercise of SAR.  Payment to a Participant upon the exercise of the SAR shall be made, as determined by the Committee in its sole discretion, either (a) in cash, (b) in Shares with a Fair Market Value equal to the amount of the payment or (c) in a combination thereof, as set forth in the applicable Award Agreement.

ARTICLE 9

OTHER STOCK AWARDS

9.1.           Grant of Other Stock Awards.  Subject to the provisions of the Plan, the Committee may grant other equity-based awards (“Other Stock Awards”) on such terms as it may determine, including, but not limited to, Awards designed to comply with or take advantage of any applicable laws of any country or political subdivision thereof.

9.2.           Other Stock Award Agreement.  Each Other Stock Award shall be evidenced by an Award Agreement that shall specify the number of equity-based awards with respect to which such Other Stock Award is granted and such terms and conditions as the Committee, in its sole discretion, shall determine, including, but not limited to, whether such Other Stock Award is subject to a Period of Restriction and the terms and conditions thereof.

ARTICLE 10

PERFORMANCE-BASED AWARDS

10.1.           Procedures with Respect to Performance-Based Awards.  With respect to any Performance-Based Award which may be granted to any Participant, no later than ninety (90) days following the commencement of any fiscal year in question or any other designated fiscal period or period of service, or within such other timeframe as the Committee, in its discretion, prescribes, the Committee shall, in writing, (a) select the Performance Criteria applicable to the Performance Period, (b) establish the Performance Goals, and amounts of such Awards, as applicable, which may be earned or which may vest, as the case may be, for such Performance Period, and (c) specify the relationship between Performance Criteria and the Performance Goals and the amounts of such Awards to be earned or the degree to which such Awards have vested, as applicable, for such Performance Period.  Following the completion of each Performance Period, the Committee shall certify in writing whether the applicable Performance Goals have been achieved for such Performance Period.  The Committee shall have the right to reduce or eliminate (but not to increase) the amount payable at a given level of performance to take into account additional factors that the Committee may deem relevant to the assessment of individual or corporate performance for the Performance Period.

10.2.           Payment and Vesting of Performance-Based Awards.  Unless otherwise provided in the applicable Award Agreement, a Participant must be employed by, or rendering service to, the Company or a Subsidiary on the day the Participant’s Performance-Based Award is paid to the Participant or becomes vested, as the case may be.  Furthermore, unless otherwise determined by the Committee, a Participant shall be eligible to receive payment or to vest in such Award, as applicable, only if the Committee has determined that the Performance Goals for the applicable Performance Period are achieved.

ARTICLE 11

MISCELLANEOUS

11.1.           No Effect on Employment or Service.  The grant of an Award shall not be construed as giving a Participant the right to be retained as a director, officer, employee or consultant of or to the Company or its Subsidiaries or Affiliates, nor shall it be construed as giving a Participant any rights to continued service on the Board.  Further, nothing in the Plan shall interfere with or limit in any way the right of the Company or its Subsidiaries or Affiliates to terminate any Participant’s employment or service at any time, for any reason and with or without cause, or to discontinue any directorship or consulting relationship, free from any liability or any claim under the Plan.

11.2.           Participation.  Any Employee, Independent Contractors or Member of the Board (including any prospective Employee, Independent Contractors or Member of the Board) of the Company, a Subsidiary or an Affiliate shall be eligible to be designated a Participant; provided, however, no person shall have the right to be selected to receive an Award under this Plan, or, having been so selected, to be selected to receive a future Award.

11.3.           Indemnification.  Each person who is or shall have been a member of the Committee, or a Member of the Board, shall be indemnified and held harmless by the Company against and from (a) any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any good faith action taken or good faith failure to act under the Plan or any Award Agreement, and (b) from any and all amounts paid by him or her in settlement thereof, with the Company’s approval, or paid by him or her in satisfaction of any judgment in any such claim, action, suit, or proceeding against him or her, provided he or she shall give the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf.  The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company’s governing documents, by contract, as a matter of law, or otherwise, or under any power that the Company may have to indemnify them or hold them harmless.

11.4.           Successors.  All obligations of the Company under the Plan, with respect to Awards granted hereunder, shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation or otherwise, of all or substantially all of the business or assets of the Company.

11.5.           Beneficiary Designations.  Subject to Section 11.6 below, a Participant under the Plan may name a beneficiary or beneficiaries to whom any vested but unpaid Award shall be paid in the event of the Participant’s death.  For purposes of this Section, a beneficiary may include a designated trust having as its primary beneficiary a family member of a Participant.  Each such designation shall revoke all prior designations by the Participant and shall be effective only if given in a form and manner acceptable to the Committee.  In the absence of any such designation, any vested benefits remaining unpaid at the Participant’s death shall be paid to the Participant’s estate and, subject to the terms of the Plan and of the applicable Award Agreement, any unexercised vested Award may be exercised by the administrator or executor of the Participant’s estate.

11.6.           Nontransferability of Awards.  No Award granted under the Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will, by the laws of descent and distribution; provided, however, that except as provided by in the relevant Award Agreement, a Participant may transfer, without consideration, an Award other than an Incentive Stock Option to one or more members of his or her Immediate Family, to a trust established for the exclusive benefit of one or more members of his or her Immediate Family, to a partnership in which all the partners are members of his or her Immediate Family, or to a limited liability company in which all the members are members of his or her Immediate Family; provided, further, that any such Immediate Family, and any such trust, partnership and limited liability company, shall agree to be and shall be bound by the terms of the Plan, and by the terms and provisions of the applicable Award Agreement and any other agreements covering the transferred Awards.  All rights with respect to an Award granted to a Participant shall be available during his or her lifetime only to the Participant and may be exercised only by the Participant or the Participant’s legal representative.

11.7.           No Rights as Shareholder.  Except to the limited extent provided in Sections 6.6 and 6.7, no Participant (nor any beneficiary) shall have any of the rights or privileges of a shareholder of the Company with respect to any Shares issuable pursuant to an Award (or exercise thereof), unless and until certificates representing such Shares shall have been issued, recorded on the records of the Company or its transfer agents or registrars, and delivered to the Participant (or beneficiary).

11.8.           Unfunded Status.  The Plan is intended to be an “unfunded” plan for incentive compensation.  With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award Agreement shall give the Participant any rights that are greater than those of a general creditor of the Company or any Subsidiary.

11.9.           Withholding Requirements.  Prior to the delivery of any Shares or cash pursuant to an Award (or exercise thereof), the Company shall have the power and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy any federal, state, local and foreign taxes of any kind (including, but not limited to, the Participant’s FICA obligations) which the Committee, in its sole discretion, deems necessary to be withheld or remitted to comply with the Code and/or any other applicable law, rule or regulation with respect to such Award (or exercise thereof).

11.10.           Withholding Arrangements.  The Committee, in its sole discretion and pursuant to such procedures as it may specify from time to time, may permit or require a Participant to satisfy all or part of the tax withholding obligations in connection with an Award in any manner determined by the Committee, including by (a) having the Company withhold otherwise deliverable Shares, or (b) delivering to the Company already-owned Shares having a Fair Market Value equal to the amount required to be withheld, provided such Shares have been held by the Participant for at least six months.

11.11.           No Corporate Action Restriction.  The existence of the Plan, any Award Agreement and/or the Awards granted hereunder shall not limit, affect or restrict in any way the right or power of the Board or the shareholders of the Company to effect or authorize any corporate action or transaction, including, without limitation, (a) any adjustment, recapitalization, reorganization or other change in the Company’s or any Subsidiary’s or Affiliate’s capital structure or business, (b) any merger, consolidation or change in the ownership of the Company or any Subsidiary or Affiliate, (c) any issue of bonds, debentures, capital, preferred or prior preference stocks ahead of or affecting the Company’s or any Subsidiary’s or Affiliate’s capital stock or the rights thereof, (d) any dissolution or liquidation of the Company or any Subsidiary or Affiliate, (e) any sale or transfer of all or any part of the Company’s or any Subsidiary’s or Affiliate’s assets or business, or (f) any other corporate act or proceeding by the Company or any Subsidiary or Affiliate.  No Participant, beneficiary or any other person shall have any claim against any Member of the Board or the Committee, the Company or any Subsidiary or Affiliate, or any employees, officers, shareholders or agents of the Company or any Subsidiary or Affiliate, as a result of any such action.

11.12.           No Limit on Other Compensation Arrangements.  Nothing contained in the Plan shall prevent the Company or any of its Subsidiaries or Affiliates from adopting or continuing in effect other compensation arrangements, which may, but need not, provide for the grant of options, restricted stock, shares, other types of equity based awards (subject to shareholder approval only if such approval is required) and cash incentive awards, and such arrangements may be either generally applicable or applicable only in specific cases.

11.13.           Restrictions on Shares.  Each Award made hereunder shall be subject to the requirement that if at any time the Company determines that the listing, registration or qualification of the Shares subject to such Award upon any securities exchange or under any law, or the consent or approval of any governmental body, or the taking of any other action is necessary or desirable as a condition of, or in connection with, the exercise or settlement of such Award or the delivery of Shares thereunder, such Award shall not be exercised or settled and such Shares shall not be delivered unless such listing, registration, qualification, consent, approval or other action shall have been effected or obtained, free of any conditions not acceptable to the Company.

Furthermore, the Company may refuse to issue or transfer any Shares or other consideration under an Award if, acting in its sole discretion, it determines that the issuance or transfer of such Shares or such other consideration might violate any applicable law or regulation or entitle the Company to recover the same under Section 16(b) of the Exchange Act, and any payment tendered to the Company by a Participant, other holder or beneficiary in connection with the exercise of such Award shall be promptly refunded to the relevant Participant, holder or beneficiary.  Without limiting the generality of the foregoing, no Award granted hereunder shall be construed as an offer to sell securities of the Company, and no such offer shall be outstanding, unless and until the Committee in its sole discretion has determined that any such offer, if made, would be in compliance with all applicable requirements of any applicable securities laws.

The Company may require that certificates evidencing Shares delivered pursuant to any Award made hereunder bear a legend indicating that the sale, transfer or other disposition thereof by the holder is prohibited except in compliance with any applicable securities laws.

11.14.           Changes in Capital Structure.  In the event of an “Equity Restructuring” (as defined below), the Board shall, and in the event of a “Corporate Event” (as defined herein), the Board may, in such manner as the Board in good faith deems equitable to prevent dilution or enlargement of benefits or potential benefits intended to be made available under the Plan, adjust any or all of (a) the number of Shares or other securities of the Company (or number and kind of other securities or property) with respect to which Awards may be granted, (b) the number of Shares or other securities of the Company (or number and kind of other securities or property) subject to outstanding Awards, and (c) the Exercise Price or Base Price with respect to any Award.  For purposes of this Section 11.14, “Equity Restructuring” means any dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), recapitalization, stock split, reverse stock split, split-up, spin-off, or other equity restructuring event that causes the per-share value of the Shares to change and “Corporate Event” means any reorganization, merger, consolidation, combination, repurchase, change of control or exchange of Shares or other securities of the Company, Change in Control, or other corporate transaction or event that the Board determines affects the Shares such than an adjustment is determined by the Board, in its sole discretion, to be necessary or appropriate.

If the Company enters into or is involved in any Corporate Event, the Board may, prior to such Corporate Event and effective upon such Corporate Event, take such action as it deems appropriate, including, but not limited to, replacing Awards with substitute awards in respect of the Shares, other securities or other property of the surviving corporation or any affiliate of the surviving corporation on such terms and conditions, as to the number of shares, pricing and otherwise, which shall substantially preserve the value, rights and benefits of any affected Awards granted hereunder as of the date of the consummation of the Corporate Event.  Notwithstanding anything to the contrary in the Plan, if any Corporate Event occurs, the Company shall have the right, but not the obligation, to cancel each Participant’s Awards immediately prior to such Corporate Event and to pay to each affected Participant in connection with the cancellation of such Participant’s Awards, an amount that the Committee, in its sole discretion, in good faith determines to be the equivalent value of such Award.  Any actions or determinations of the Committee with respect to a Corporate Event under this Section 11.14 need not be uniform as to all outstanding Awards, nor treat all Participants identically.

Upon receipt by any affected Participant of any such substitute awards or payments as a result of any such Equity Restructuring or Corporate Event, such Participant’s affected Awards for which such substitute awards or payment were received shall be thereupon cancelled without the need for obtaining the consent of any such affected Participant.

Notwithstanding the other provisions of this Section 11.14, to the extent that any Award is required to comply with the requirements of Section 409A of the Code, any modification, substitution or acceleration of such an Award as a result of a Corporate Event or an Equity Restructuring, shall only be effected in a manner that complies with the requirements of Section 409A of the Code and any regulations or guidance promulgated thereunder.

11.14.           Section 409A Compliance.  To the extent applicable, it is intended that the Plan and all Awards hereunder comply with the requirements of Section 409A of the Code and the Treasury Regulations and other guidance issued thereunder, and that the Plan and all Award Agreements shall be interpreted and applied by the Committee in a manner consistent with this intent in order to avoid the imposition of any additional tax under Section 409A of the Code.  In the event that any provision of the Plan or an Award Agreement is determined by the Committee to not comply with the applicable requirements of Section 409A of the Code and the Treasury Regulations and other guidance issued thereunder, the Committee shall have the authority to take such actions and to make such changes to the Plan or an Award Agreement as the Committee deems necessary to comply with such requirements, provided that no such action shall adversely affect any outstanding Award without the consent of the affected Participant.  In no event whatsoever shall the Company be liable for any additional tax, interest or penalties that may be imposed on a Participant by Section 409A of the Code or any damages for failing to comply with Section 409A of the Code.

If, at the time of a Participant’s separation from service (within the meaning of Section 409A of the Code), (a) such Participant shall be a specified employee (within the meaning of Section 409A of the Code and using the identification methodology selected by the Company from time to time) and (b) the Company shall make a good faith determination that an amount payable pursuant to an Award constitutes deferred compensation (within the meaning of Section 409A of the Code) the payment of which is required to be delayed pursuant to the six-month delay rule set forth in Section 409A of the Code in order to avoid taxes or penalties under Section 409A of the Code, then the Company shall not pay such amount on the otherwise scheduled payment date but shall instead pay it on the first business day after such six- month period.  Such amount shall be paid without interest, unless otherwise determined by the Committee, in its sole discretion, or as otherwise provided in any applicable employment agreement between the Company and the relevant Participant.

11.15.           No Fractional Shares.  No fractional Shares shall be issued or delivered pursuant to the Plan or any Award, and the Committee shall determine whether cash, other securities or other property shall be paid or transferred in lieu of any fractional Shares or whether such fractional Shares or any rights thereto shall be canceled, terminated or otherwise eliminated.

11.16.           Requirement of Consent and Notification of Election Under Section 83(b) of the Code or Similar Provision.  No election under Section 83(b) of the Code (to include in gross income in the year of transfer the amounts specified in Section 83(b) of the Code) or under a similar provision of law may be made unless expressly permitted by the terms of the applicable Award Agreement or by action of the Committee in writing prior to the making of such election.  If an Award recipient, in connection with the acquisition of Shares under the Plan or otherwise, is expressly permitted under the terms of the applicable Award Agreement or by such Committee action to make such an election and the Participant makes the election, the Participant shall notify the Committee of such election within ten days of filing notice of the election with the Internal Revenue Service (or any successor thereto) or other governmental authority, in addition to any filing and notification required pursuant to regulations issues under Section 83(b)) of the Code or any other applicable provisions.

ARTICLE 12

AMENDMENT, TERMINATION AND DURATION, SUB-PLANS

12.1.           Amendment, Suspension or Termination.  The Board, in its sole discretion, may amend, suspend or terminate the Plan, or any part thereof, at any time and for any reason, subject to any requirement of shareholder approval required by applicable law, rule or regulation, including, without limitation, Section 422 of the Code and the rules of the New York Stock Exchange; provided, however, the Board may, without shareholder or Participant approval, amend the Plan and any Award Agreement, including without limitation retroactive amendments, as necessary to avoid the imposition of any taxes under Section 409A of the Code as provided in section 11.15, above.  Subject to the preceding sentence, the amendment, suspension or termination of the Plan shall not, without the consent of the Participant, materially adversely alter or impair any rights or obligations under any Award theretofore granted to such Participant.  No Award may be granted during any period of suspension or after termination of the Plan.

12.2.           Sub-Plans.  The Board, in its sole discretion, may adopt sub-Plans to allow modifications of the Plan and Awards to comply with the requirements of any applicable federal, state, or local laws, rules or regulations.

12.3.           Duration of the Plan.  The Plan shall, subject to Section 11.1, terminate ten years after adoption by the Board, unless earlier terminated by the Board, and no further Awards shall be granted under the Plan.  The termination of the Plan shall not affect any Awards granted prior to the termination of the Plan.

ARTICLE 13

LEGAL CONSTRUCTION

13.1.           Gender and Number.  Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine; the plural shall include the singular and the singular shall include the plural.

13.2.           Severability.  In the event any provision of the Plan or of any Award Agreement shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan or the Award Agreement, and the Plan and/or the Award Agreement shall be construed and enforced as if the illegal or invalid provision had not been included.

13.3.           Requirements of Law.  The granting of Awards and the issuance of Shares under the Plan shall be subject to all applicable laws, rules and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

13.4.           Governing Law.  The Plan and all Award Agreements shall be construed in accordance with and governed by the laws of The Netherlands, but without regard to its conflict of law provisions.

13.5.           Captions.  Captions are provided herein for convenience only, and shall not serve as a basis for interpretation or construction of the Plan.

13.6.           Incentive Stock Options.  Should any Option granted under this Plan be designated an “Incentive Stock Option,” but fail, for any reason, to meet the requirements of the Code for such a designation, then such Option shall be deemed to be a Non-Qualified Stock Option and shall be valid as such according to its terms.  If any Participant shall make any disposition of Shares delivered pursuant to the exercise of an Incentive Stock Option under the circumstances described in Section 421(b) of the Code (relating to certain disqualifying dispositions) or any successor provision of the Code, such Participant shall notify the Company of such disposition within ten days of such disposition.